SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

International Electronics, Inc.

(Name of Subject Company)

Rokonet Industries, U.S.A., Inc.

RISCO Ltd.

(Name of Filing Person — Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

459436507

(CUSIP Number of Class of Securities)

RISCO Ltd.

Moshe Alkelai

14 Hachoma Street

75655 Rishon-Letzion

Israel

Telephone: 972-3-963-7777

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

John R. Utzschneider

J.Q. Newton Davis

Bingham McCutchen LLP

150 Federal Street

Boston, Massachusetts 02110

Telephone: (617) 951-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,312,539.50	$225

*	Estimated for purposes of calculating the filing fee only. Based on the offer to purchase all of the outstanding shares of common stock of International Electronics, Inc. at a purchase price of $3.50 cash per share and 1,746,931 shares issued and outstanding as of March 15, 2007, outstanding options with respect to 322,199 shares as of February 28, 2007, and outstanding warrants with respect to 20,167 shares as of August 31, 2006.

**	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $225.

Form or Registration No.: SC TO-T.

Filing Party: Rokonet Industries, U.S.A., Inc.

Date Filed: March 6, 2007.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1, 3, 4, 7 and Exhibit (a)(5)(C).

This Amendment No. 2 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on March 6, 2007 by RISCO Ltd., a limited company, organized under the laws of Israel (“RISCO”), and Rokonet Industries, U.S.A., Inc., a New York corporation and an indirect wholly-owned subsidiary of RISCO (the “Purchaser”), as supplemented and amended by Amendment No. 1 filed on March 21, 2007. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of International Electronics, Inc., a Massachusetts corporation (“IEI”), at $3.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 2007, as amended on March 21, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Pursuant to General Instruction F to Schedule TO, the information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference with respect to Items 1, 3, 4, 7 and Exhibit (a)(5)(C) of this Schedule TO.

The Offer to Purchase is amended as follows:

On the Cover Page, the second paragraph is deleted and replaced in its entirety with the following:

“The offer is conditioned upon, among other things (i) there being validly tendered and not withdrawn before the expiration of the offer a number of shares of common stock, par value $0.01 per share (the “Shares”), of International Electronics, Inc. (“IEI”), which, together with the Shares then owned by RISCO Ltd. (“RISCO”) and its subsidiaries including Rokonet Industries, U.S.A., Inc. (the “Purchaser”), represents at least 66-2/3% of the total number of Shares outstanding on a fully diluted basis and (ii) Purchaser being satisfied that the requirements of the Massachusetts Control Share Acquisition Statute and the Massachusetts Business Combination Statute are either inapplicable to the offer to purchase and any potential merger or other business combination thereafter or have been satisfied.”

On page ii, the first paragraph is deleted and replaced in its entirety with the following:

“Rokonet Industries, U.S.A., Inc. (the “Purchaser”) is offering to purchase all outstanding shares of common stock, par value $0.01 per share, of International Electronics, Inc. (“IEI”) for $3.50 net per share in cash, without interest and otherwise upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. The following are some of the questions you, as an IEI stockholder, may have and answers to those questions. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase and the related Letter of Transmittal, and the information contained in this summary term sheet is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related Letter of Transmittal. We urge you to carefully read this entire Offer to Purchase and the related Letter of Transmittal.”

On page iii, the first question and following paragraph are deleted and replaced in its entirety with the following:

“What are the most significant conditions to the offer?

The offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the offer a number of shares, which, together with the shares then owned by RISCO and its subsidiaries (including us), represents at least 66-2/3% of the total number of shares outstanding on a fully diluted basis and (ii) Purchaser being satisfied that the requirements of the Massachusetts Control Share Acquisition Statute and the Massachusetts Business Combination Statute are either inapplicable to the Offer to Purchase and any potential merger or other business combination thereafter or have been satisfied. See “The Offer—Section 14.”

On page 1, the third paragraph is deleted and replaced in its entirety with the following:

“We are not required to purchase any Shares unless (i) at least 66-2/3% of the outstanding Shares (assuming exercise of all derivative securities regardless of exercise or conversion price, the vesting schedule or other terms and conditions of those securities) are validly tendered and not withdrawn prior to the expiration of the Offer (the “Minimum Condition”) and (ii) Purchaser being satisfied that the requirements of the Massachusetts Control Share Acquisition Statute and the Massachusetts Business Combination Statute are not applicable to the Offer and any potential merger or other business combination thereafter or that such requirements have been satisfied (the “Control Share Condition” and the “Business Combination Condition,” respectively). The Offer is also subject to certain other terms and conditions. See Sections 1, 14 and 15.”

On page 14, Item 12, Source and Amount of Funds, the item is deleted and replaced in entirety with the following:

“The Purchaser estimates that the total amount of funds required to acquire all of the outstanding Shares pursuant to the Offer and a subsequent merger plus related transaction fees and expenses is approximately $8.5 million. As of March 5, 2007 RISCO had cash and cash equivalents and short-term investments significantly in excess of the approximately $8.5 million required to acquire the Shares. The Purchaser intends to obtain all funds required for the Offer through a capital contribution or a loan from RISCO, which RISCO plans to provide. The Offer is not subject to any financing condition. The Purchaser anticipates funding all of the acquisition price and related fees and expenses with available cash. The Purchaser dos not have any alternative financing arrangements or alternative financing plans.”

On page 17, the last paragraph of Item 14, Conditions of Offer, is deleted and replaced in its entirety with the following:

“The foregoing conditions are for the sole benefit of RISCO and the Purchaser and may be asserted by the Purchaser regardless of the circumstances (excluding any affirmative action or omission by the Purchaser) giving rise to any such condition or may be waived by the Purchaser in whole or in part at any time and from time to time (provided that all conditions to the Offer must be satisfied or waived prior to expiration of the Offer) in their reasonable discretion. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time, except that any such right may not be asserted after the Expiration Date. If a condition of the Offer is triggered, and the Purchaser nevertheless decides to proceed with the Offer, such decision shall constitute a waiver of such condition with respect to the events triggering such condition. Any determination made by us concerning the events described in this Section 14 shall be final and binding upon all parties, subject to the tendering stockholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction.”

Exhibit (a)(5)(C) is amended as follows:

The eighth bullet point contained in Exhibit (a)(5)(C) is deleted and replace in its entirety with the following:

“In a negotiated transaction, we would expect that the conditions related to the Massachusetts Control Share Acquisition Statute and the Massachusetts Business Combination Statute would be eliminated because the IEI board could unilaterally take action to satisfy them or cause the statutes not to apply to our transaction. We would also expect to rely on customary representations, warranties and covenants that IEI would likely agree to in a negotiated transaction that would permit us to significantly reduce the scope and breadth of certain of our current conditions, such as the condition related to certain types of litigation, changes in capital structure, including issuances of debt and equity, entry into transactions outside the ordinary course of IEI’s business, as well as alternative transactions to our tender offer.”

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated March 6, 2007.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release issued by RISCO Ltd. dated March 6, 2007.*
(a)(5)(B)	Form of summary advertisement dated March 6, 2007.*
(a)(5)(C)	Press release issued by RISCO Ltd. dated March 21, 2007.*
(a)(5)(D)	Press release issued by RISCO Ltd dated March 27, 2007.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously Filed.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2007

Rokonet Industries, U.S.A., Inc.

By:  /s/  Moshe Alkelai

Name: Moshe Alkelai

Title: Chairman of the Board

RISCO Ltd.

By:  /s/  Moshe Alkelai

Name: Moshe Alkelai

Title: Chairman of the Board

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated March 6 , 2007.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release issued by RISCO Ltd. dated March 6, 2007.*

(a)(5)(B)	Form of summary advertisement dated March 6, 2007.*

(a)(5)(C)	Press release issued by RISCO Ltd. dated March 21, 2007.*

(a)(5)(D)	Press release issued by RISCO Ltd dated March 27, 2007.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed.